Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Law Office of Yue & Associates

708 3rd Avenue, 5th Floor

New York, New York 10017

Yue Cao	Direct Dial: (212) 209-3894
Partner	Email:ycao@yueuslaw.com

February 13, 2015

Via EDGAR and Federal Express

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	American Education Center, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 18, 2014
File No. 333-201029

Dear Mr. Spirgel:

Set forth below is the response on behalf of American Education Center, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 9, 2015 (the “Comment Letter”) concerning the referenced Registration Statement on Form S-1 which was filed with the Commission on December 18, 2014. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company. Concurrent with this response, we also submitted an application to withdraw the registration statement.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.We note that you have footnotes at various points in your prospectus which do not contain any text. Please revise your prospectus to include the information intended to be contained in the footnotes.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

The Company acknowledges the Staff's comments and has revised the disclosures throughout the document.

2.Based on contracts filed by other SEC reporting companies it appears you are party to licensing contracts for the American Education Center name, brochures, literature, manuals, know how logos and arrangements with schools located in the United States and China. Please advise on any other agreement you are party to besides those filed with this registration statement. Additionally, please expand disclosure in your business and management discussion and analysis sections regarding your operations to discuss the licensing of materials you have created.

The Staff is advised that the company is not party to any licensing agreements for the American Education Center name, brochures, literature, manuals, know how logos and arrangement with schools located in the United States and China. The Company has not registered "American Education Center" as trade or business name. The Company printed brochures and manuals with logo of American Education Center and distribute such materials to students free of charge at our ELS programs. The company has revised the disclosure in the business section on page 28.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Risk Factors

Risks of Doing Business in China, page 12

3.We note your disclosure on page 12 regarding the impact of the laws and regulations of the People’s Republic of China on your operations. Please revise your risk factor to specifically address the laws of the PRC regarding education services and the operation of these services by foreign owned companies.

The Company has revised the disclosures of risk factor on page 12 as requested.

Use of Proceeds, page 18

4.Please revise your description of “Use of Proceeds” to provide a brief narrative summary of your expected use of proceeds from your direct public offering.

The Company has revised the disclosures as requested on page 18. The Company's Use of Proceeds is divided into four categories: Consulting, Salaries and Wages, Other, and Reserve. Consulting Services are services provided by Lawyers, Consultants, and Overseas Agencies. Salaries and Wages are paid to our internal administrative staff. Other working capital will consist of travel expenses, communication expenses, international calls, mobile, hotels, and meals and entertainment. Reserves are funds withheld for unexpected costs.

Business

Overview, page 25

5.Based on your risk factors and information on your Company website it appears that your company is operating education centers in China. Please advise or revise your disclosure as appropriate.

The company has revised the disclosures as requested on page 25. In addition, The Company has revised the disclosures on its website to be consistent with SEC disclosures and revised the wording on its website from "education centers" to "representative offices".

6.Your website reference that “[o]ur offerings consists of more than one hundred diverse products that covers five major aspects of student’s need, details of which will be specified in our “Product and Services” section.” Please advise on these products and services.

The company has revised its website to be in consistency with the disclosures in the business section of S-1.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Growth Strategy, page 26

7.On page 41 of your prospectus you also discuss growth strategies for the Company. Specifically you state that you have engaged in prior negotiations with several major Chinese consulting companies in this sector and you go on to identify these as “target companies.” Please revise your disclosure in this section to be consistent by clarifying, if true, that although no agreements are in place you are involved in acquisition negotiations.

The Company has deleted disclosures regarding its involvement in acquisition negotiations because the Company has not signed any agreements or letters of intent with legal binding force in connection with such negotiations of acquisitions. The Company plans to file disclosures pursuant to SEC regulations when material agreements are signed.

Industry, page 26

8.We note on page 27 that you state that the company foresees that the market will maintain rapid growth in the next five years and you also disclose estimates of the number of Chinese students in the US in the next five years. Please explain how your statement that the number of Chinese students in the US will grow in light of the number of students estimated in 2016, 2017 and 2018 which are less than your estimate for 2015. Please also expand the disclosure regarding US students studying in China accordingly.

The Company has corrected the typo in the disclosures on page 27.

Academic Program, page 28

9.We note your disclosure regarding the Academic Programs and focus on English as a Second Language courses. In reviewing your company website it appears you are recruiting Physics and History teachers for placements in China. Additionally, you appear to be requesting AP History backgrounds for your English teachers. Please advise what programs these teachers are involved in.

The company has revised the disclosure on page 29 to clarify that in addition to recruiting English language teachers for its ELS programs in China, the Company also recruits English speaking teachers in physics, history, and business majors for schools in China. The company also has revised its website to be consistent with the SEC disclosures.

Competition, page 30

10.We note your risk factor disclosure on page 9 you discuss TAL Education and Xueda Education Group as competitors. Please expand your competition section to discuss these companies and in what specific areas you consider them to be your competition, including market share information.

The Company has revised its risk factors on page 9 to be in consistency with the disclosures in Competition section on page 30. The Company has deleted TAL Education and Xueda Education Group as its competitors.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Operations, page 31

11.Your disclosure states that you currently have two representative offices in China located in Nanjing and Chengdu. However, the Company website states that “AEC has established several branch offices overseas in past including Shanghai, Wuhan, Shenzhen, and Ganzhou, and is planning to establish more offices in other big cities in China.” Additionally, you state “[w]e own ten learning centers and have a presence in more than 30 top and major universities throughout China.” Please advise or revise your disclosure as appropriate throughout your prospectus.

The company has revised its disclosures on website regarding representative offices to be consistent with SEC disclosures.

Management’s Discussion and Analysis, page 34

Critical Accounting Policies, page 34

12.Please expand the accounting policy for revenue recognition to include your policy for revenue recognition prior to revising your refund policy and also clarify when the refund policy was changed and the impact on the timing of revenue recognition.

The Company has revised the disclosures as requested on page 35.

Revenues, pages 37 and 39

13.Refer to your discussion of risk factors on page 8. We note that you state that your business depends on the number of student enrollments in your courses and the amount of course fees. Please expand your discussion of revenues for all periods presented to discuss the impact of changes in the number of students and the price of your services pursuant to Financial Reporting Codification section 501.04.

The company has revised the disclosure as requested on page 39.

14.Refer to your description of Business on page 25 and 28. We note that you have partnered with the Guangzhou Branch of New Oriental Education & Technology Group Inc. to expand the University Pathway Program in 2014. Please expand MD&A to explain the nature of this partnership and how the partnership impacted revenues and expenses in 2014. Also, please explain in MD&A any trends in revenues, costs and profitability in conjunction with this partnership, if material.

The Company has revised the disclosures as requested on page 37 and 39.

15.Refer to your discussion of revenues on pages 37 and 39. Please expand the discussion to quantify the impact of deferred revenue from 2013 that was recognized in 2014. Also please discuss why deferred revenue is zero at September 30, 2014 if you continue collecting tuition and consulting fees in advance.

The Company has revised its disclosures as requested to on page 37.

Liquidity and Capital Resources, page 38

16.Please expand the discussion to include the impact of changing your refund policy on advance payments from customers and liquidity.

The Company has revised its disclosure as requested on page 38.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Growth Strategies, page 41

17.We note that you plan to expand the business through five growth strategies. Only three appear to be disclosed in the prospectus. Please advise or revise as appropriate.

The Company has revised its Growth Strategies to three as requested on page 41 to be in consistency with the Growth Strategy in Business Section on page 26.

18.We note that you disclose estimates of service revenues in future periods from several types of services. This presentation appears to be a financial forecast. Please provide all disclosures required pursuant to Article 11-03 of Regulation S-X or delete the future estimate amounts.

The Company has deleted revenue forecast in its disclosures on page 41.

Management, page 42

19.Please revise your disclosure to include the ages of your executive officers.

The company has revised the disclosure as requested.

20.We note that Mr. Au is still serving as CEO and President of Traderfield Securities Inc.

Please advise on the amount of time weekly Mr. Au will spend on American Education Center business.

The company has revised the disclosure on page 42 as requested.

Security Ownership of Certain Beneficial Owners and Management, page 44

21.Please revise your disclosure to provide all the information required by Item 403 of Regulation S-K.

The Company has revised the disclosure as requested on page 44.

Certain Relationships and Related Transactions, page 45

22.Please revise your disclosure in this section to provide all information required by Item 404 of Regulation S-K. For example, please disclose the name of the affiliated entity and who the source of common control is.

The company has revised the disclosure as requested on page 45.

Signatures, page 51

23.Please revise the titles of your signatories to properly identify who holds the principle officer position.

The Company has revised the signature page as requested.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 29, 2015

Exhibits

24.Please file an executed copy of your consulting agreement between AEC New York and New Oriental Guangzhou. Additionally, please file your agreements regarding University Placement Services 1 +3 program with State University of New York. You may wish to refer to Item 601 of Regulation S-K.

The Company has filed a copy consulting agreement between AEC New York and New Oriental Guangzhou as Exhibit 10.3 to the S-1 Registration Statement filed with SEC on August 18, 2014.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call Yue Cao Esq. at (212) 209-3894.

Sincerely,

/s/ Yue CAO
Yue Cao, Esq.
Law Office of Yue & Associates
7083rd Avenue, 5th Floor
(212)-209-3894
ycao@yueuslaw.com

cc: Hinman Au